United States securities and exchange commission logo





                          November 16, 2021

       G. Reed Petersen
       President
       Entertainment Holdings, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Entertainment
Holdings, Inc.
                                                            Amended
Registration Statement on Form 10-12g
                                                            Filed November 3,
2021
                                                            File No. 000-56317

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10-12g filed on November 3, 2021

       General

   1.                                                   We note that the Form
10-Q for the quarter ended September 30, 2021 was due
                                                        November 15, 2021.
Please file this quarterly report.
 G. Reed Petersen
FirstName LastNameG.
Entertainment Holdings,Reed
                       Inc. Petersen
Comapany 16,
November  NameEntertainment
              2021            Holdings, Inc.
November
Page 2    16, 2021 Page 2
FirstName LastName
Item 10. Recent Sales of Unregistered Securities, page 25

2. We partially reissue comment 2. Please revise to provide the disclosure required by Item
         701 of Regulation S-K for the issuance of securities in the domiciliary merger, as referenced in footnote 1 to the financial statements, including the exemption relied upon and the facts supporting your reliance upon the exemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Jacob Heskett